# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LATAM AIRLINES GROUP S.A., CIK 0001047716
CUSIP: 51817R205
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock, no par value
Address of issuer's principal executive offices: Presidente Riesco 5711 20th Floor, Las Condes Santiago, Chile (F3), 000000
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001839882-22-026435
Filed by CIK 0001812095
Persons authorized to receive notices and communications: Joshua Peck, c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas (TX), 75201, 469-621-3001

## Reporting persons
- SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P. (CIK 0001812095): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 113,887,693,315; sole dispositive power 0; shared dispositive power 113,887,693,315; aggregate amount beneficially owned 113,887,693,315 (19.8% of the class)
- ALAN WAXMAN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 113,887,693,315; sole dispositive power 0; shared dispositive power 113,887,693,315; aggregate amount beneficially owned 113,887,693,315 (19.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock, no par value
Name of issuer: LATAM AIRLINES GROUP S.A.
Address of issuer's principal executive offices: Presidente Riesco 5711 20th Floor, Las Condes Santiago, Chile (F3), 000000
Comment:
This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 3, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 26, 2024, as amended by Amendment No. 2 to the Schedule 13D filed on June 18, 2025 and Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed on August 4, 2025 (as so amended, the "Schedule 13D") relating to shares of Common Stock, without par value ("Common Stock"), of LATAM AIRLINES GROUP S.A., a sociedad anonima organized under the laws of Chile (the "Issuer"). No CUSIP number exists for the underlying shares of Common Stock, as the Common Stock is not traded in the United States. The CUSIP number 51817R205 is only for the American Depositary Shares (the "ADS") representing Common Stock. Each ADS, evidenced by American Depositary Receipts ("ADRs"), represents 2,000 shares of Common Stock.

Shares of Common Stock are held by Lauca Investments, LLC, a Delaware limited liability company ("Lauca"), which is owned by TAO Finance 3-A, LLC, a Delaware limited liability company ("TAO Finance"), Conifer Finance 3, LLC, a Delaware limited liability company ("Conifer Finance") and Redwood IV Finance 3, LLC, a Delaware limited liability company ("Redwood Finance"). Sixth Street Partners Management Company, L.P., a Delaware limited partnership ("Management Company") ultimately indirectly controls (i) Sixth Street TAO GenPar, L.P., a Delaware limited partnership, which is the manager of TAO Finance, (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the manager of Conifer Finance and (iii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the manager of Redwood Finance.

Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Underwriting Agreement

On August 13, 2025, Lauca entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC ("JPM"), Barclays Capital Inc. (together with JPM, the "Underwriters"), the Issuer and the other selling shareholders named in Schedule II thereof. Pursuant to the Underwriting Agreement, Lauca sold to the Underwriters 3,750,000 ADS, each representing 2,000 shares of Common Stock, at a price per ADS of $42.35 (the "Offering Price") (the "Underwritten Offering").

The ADS purchased by the Underwriters were issued by JPMorgan Chase Bank, N.A. (the "Depositary") and are evidenced by ADRs pursuant to the Deposit Agreement, dated as of September 21, 2017, as amended by the first amendment, dated as of March 12, 2021, and the second amendment, dated as of July 24, 2024 (the "Deposit Agreement"), among the Issuer, the Depositary, and all holders from time to time of the ADRs issued thereunder evidencing ADS representing deposited shares of Common Stock.

The Underwritten Offering was effected pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-280866) filed by the Issuer on July 18, 2024. The Underwritten Offering is expected to close on August 18, 2025.

In accordance with the Underwriting Agreement, Lauca entered into a lock-up agreement with the Underwriters agreeing that, subject to certain exceptions, it may not, during the 30-day period from August 13, 2025, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock or ADS, or any options or warrants to purchase any shares of Common Stock or ADS, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or ADS (such shares of Common Stock, ADS, options, rights, warrants or other securities, collectively, the "Lock-Up Securities"), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement would be settled by delivery of Common Stock, ADS or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the lock-up agreement filed as an exhibit hereto and which is incorporated herein by reference.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 574,219,895,457 shares of Common Stock outstanding calculated as follows: 604,441,789,335 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement on Form 424B7 filed with the SEC on June 16, 2025, less (i) the 9,671,006,041 shares of Common Stock repurchased by the Issuer as disclosed by the Issuer in the Form 6-K filed with the SEC on May 1, 2025 and (ii) the 20,550,887,837 shares of Common Stock repurchased by the Issuer as disclosed by the Issuer in the Form 6-K filed with the SEC on July 31, 2025.
Transactions in the class effected during the past sixty days: The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 3.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

Item 4 summarizes certain provisions of the Underwriting Agreement and the lock-up agreement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 8 - Lock-Up Agreement

## Signatures
- SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.: /s/ Joshua Peck, Joshua Peck, Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P. (08/15/2025)
- ALAN WAXMAN: /s/ Joshua Peck(3), Joshua Peck, on behalf of Alan Waxman (08/15/2025)
Comment: (3) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024, which was previously filed with the SEC.